Exhibit 99.1

ZOOZ Power Enhances Global Strategy with New Energy Storage Solutions, Advanced Energy Management System and Expended Sales Team

Tel-Aviv, Israel March 18, 2025 – ZOOZ Power (Nasdaq and TASE: ZOOZ), a leading provider of flywheel-based power boosters and energy management systems for enabling ultra-fast EV charging solutions, announced today the enhancement of its strategic focus with the introduction of Energy Storage Systems (ESS) and an enhanced Energy Management System (EMS) designed to lead to maximizing EV charging performance and cost efficiency, along with the expansion of its sales team.

The newly introduced Energy Storage System (ESS), in addition to ZOOZ Power’s intelligent* boosting offering, allows charging operators to significantly reduce electricity costs by storing energy during off-peak periods and deploying it during peak demand hours. This new addition to ZOOZ Power’s offering of systems to manage and improve overall power delivery to clusters of ultra-fast EV chargers substantially lowers operational expenses and enhances overall cost efficiency of EV charging infrastructure.

Additionally, ZOOZ Power has upgraded its Energy Management System (EMS), improving the benefits of both the Intelligent Power Booster solution (ZOOSTER) and the new ESS offerings. The advanced EMS operates locally on-site, providing real-time management and rapid response capabilities to efficiently control energy flow, reduce power peaks, and extend battery lifecycles.

The ZOOZTER Intelligent Power Booster continues to play a vital role in ZOOZ Power’s comprehensive solution, offering ultra-fast EV charging even in locations with limited grid capacity. By providing high-power bursts during charging sessions, the ZOOZTER effectively mitigates grid constraints, allowing consistent and reliable ultra-fast charging without costly infrastructure upgrades.

In conjunction with its technological advancements, ZOOZ Power is expanding its global sales team. The Company is excited to announce the appointment of Mr. Ilan Tevet as the new Vice President of Global Sales. With over 25 years of experience in global B2B sales, business development and marketing, Ilan has a proven track record of driving growth. His deep expertise will be instrumental in accelerating ZOOZ Power’s planned global expansion.

Furthermore, ZOOZ Power is strengthening its worldwide sales presence by appointing new sales managers in strategic markets, including the UK, Germany, and France. Further expansions are planned in other regions to align with the growing adoption of electric vehicles.

“Our new ESS solutions, the enhanced EMS, and the strategic expansion of our sales team are pivotal steps toward providing comprehensive, efficient, and cost-optimized EV charging infrastructure,” said Erez Zimerman, CEO of ZOOZ Power. “With Ilan’s leadership and our expanded sales force in key markets, we are uniquely positioned to support and drive the global shift toward EV adoption.”

*As used in this Press Release, intelligent boosting and Intelligent Power Booster refer to the ZOOZ Power Energy Management Software, which dynamically manages and optimizes energy consumption at the charging site

About ZOOZ Power

ZOOZ Power is a leading provider of flywheel-based power boosting and energy management solutions, enabling the widespread deployment of ultra-fast charging infrastructure for electric vehicles (EVs) while overcoming existing grid limitations.

ZOOZ Power pioneers its unique flywheel-based power-boosting technology, enabling efficient utilization and power management of a power-limited grid at an EV charging site. Its flywheel technology allows high-performance, reliable, and cost-effective ultra-fast charging infrastructure.

ZOOZ Power’s sustainable, power-boosting solutions are built with longevity and the environment in mind, helping its customers and partners accelerate the deployment of fast-charging infrastructure, thus facilitating improved utilization rates, better efficiency, greater flexibility, and faster revenues and profitability growth. ZOOZ Power is publicly traded on NASDAQ and TASE under the ticker ZOOZ

For more information, please visit: www.zoozpower.com/

Investor Contact:

Miri Segal – CEO

MS-IR LLC

msegal@ms-ir.com

Media enquiries:

Media@zoozpower.com

Forward-Looking Statement

This press release contains “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations, and assumptions of ZOOZ Power. All statements other than statements of historical facts contained in this press release, including statements regarding ZOOZ Power, and any of ZOOZ Power’s strategy, future operations and statements related to the collaboration between ZOOZ Power and “ON” charging network (including any plans to implement ZOOZ Power’s solution and upgrade an additional site of “ON” on Route 6) are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause ZOOZ Power’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and other risks and uncertainties are more fully discussed in the “Risk Factors” section of ZOOZ Power’s most recent Annual Report on Form 20-F as filed with the U.S. Securities and Exchange Commission (“SEC”) as well as other documents that may be subsequently filed by the Company from time to time with the SEC. The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements include, but are not limited to, statements relating to the limited operating history and evolving business model of ZOOZ Power, ZOOZ Power’s future prospects, ZOOZ Power’s planned global expansion, including the timing and the results thereof, statements regarding ZOOZ Power’s newly introduced Energy Storage System (ESS), intelligent boosting offering and Energy Management System (EMS), their adoption by the market and any benefits that they may have to ZOOZ Power, its operations, financial position and its current and potential customers, statements regarding the expansion of ZOOZ Power’s sales team and the effect of that expansion on ZOOZ Power’s planned global expansion, financial condition, market position and results of operations, statements relating to ZOOZ Power’s market position, statements regarding the demand for ZOOZ Power’s products, and the potential outcome of ZOOZ Power’s collaborations with third parties for installation of its flywheel-based power boosting solution. These forward-looking statements are only estimations, and ZOOZ Power may not actually achieve the plans, intentions or expectations disclosed in any forward-looking statements, so you should not place undue reliance on any forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in forward-looking statements made in this Press Release. Management of ZOOZ Power has based these forward-looking statements largely on current expectations and projections about future events and trends that such persons believe may affect ZOOZ Power’s business, financial condition and operating results. Forward-looking statements contained in this Press Release are made as of the date hereof, and none of ZOOZ Power or any of its representatives or any other person undertakes any duty to update such information except as may be expressly required under applicable law.